Exhibit 99.1

This Announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014. Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

9 June 2020

Midatech Pharma PLC

(“Midatech” or the “Company”)

Purported Termination of MTX110 License Agreement

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP) (the "Company"), a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines announces that last night it received a letter purporting to terminate the agreement between Secura Bio Inc. (“Secura Bio”) and Midatech Limited, a subsidiary of the Company, dated 5 June 2017 (the “Letter”), related to the licence of certain patents of panobinostat, the active pharmaceutical ingredient of Midatech's development product codenamed "MTX110" (“Licence Agreement”). The Company regards the purported termination as entirely without merit and will take all available action to protect its rights and assets.

Background

Midatech Limited entered into the Licence Agreement with Novartis AG, the inventor and owner of certain patent rights relating to panobinostat, to develop MTX110 for the treatment of diffuse intrinsic pontine glioma (DIPG) and other brain cancers. Following the sale of panobinostat to Secura Bio, the Licence Agreement was novated effective as of 18 February 2019 to Secura Bio. Secura Bio markets panobinostat as a combination therapy for multiple myeloma under the brand Farydak®.

Letter purporting to terminate the Licence Agreement

In the Letter, Secura Bio purports to terminate the Licence Agreement, alleging that the Company proposed a liquidation of the Company in its press release issued 20 April 2020. The Letter further alleges that the Company has discontinued R&D.

As set out in more detail below, Midatech strongly refutes these grounds for termination and in particular confirms that Midatech’s MTX110 R&D is ongoing (as previously announced) and that neither the Company nor Midatech Limited is in the process of liquidation, nor is a liquidation of the Company or Midatech Limited proposed.

Position of the Company

The position asserted by Secura Bio is incorrect and entirely without merit. In its press release dated 31 March 2020, the Company announced that it had initiated a strategic review and was terminating further in-house development of another of its development products codenamed "MTD201". In addition, the Company announced the closure of its Bilbao manufacturing facility which was dedicated to MTD201. In the press release dated 20 April 2020, the Company further announced that it had appointed Noble Capital Markets Inc. to assist the Board in evaluating its options including partnering or selling its assets, technologies or the Company.

Midatech has three ongoing clinical trials of MTX110 and the Company plans to use the proceeds of the £4.3 million fundraising announced on 18 May 2020 to continue to fund the clinical programme of MTX110 in DIPG.

The Company has not shut down its R&D and is not proposing a liquidation of the Company or Midatech Limited. The opposite is true; the Company has raised additional capital to fund its continuing operations within the last month.

The Company has invited Secura Bio to withdraw the purported letter of termination and indicated in the strongest language that it will vigorously pursue any and all remedies available to it, including claims for monetary damages based on Secura Bio’s unlawful termination. The Company has also reserved its rights in law and equity against Secura Bio and its agents including, without limitation, its rights in the UK to recover all losses (together with its costs and expenses) caused by Secura Bio’s intentional efforts to cause harm to it and adversely to affect Midatech’s market position.

Commenting, Stephen Stamp, CEO and CFO of Midatech, said “MTX110 is an important and valuable asset of Midatech and we continue to invest in it. The purported reasons for termination of the License Agreement are self-evidently false. Our strategic review process, which is designed to create value for shareholders, remains ongoing."

For more information, please contact:

Midatech Pharma PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)

Turner Pope Investments (TPI) Limited (Joint Broker)

Andrew Thacker (Corporate Broking)

Tel: +44(0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)

Joseph Green/ Laine Yonker

Tel: (646) 653-7030/ 7035

jgreen@edisongroup.com/ lyonker@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the purported termination of the License Agreement,the strategic review and formal sale process.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.